EXHIBIT 99.1

Teck Reports Unaudited Second Quarter Results for 2020

Protecting Our People; Positioning for Improved Margins and Future Growth

VANCOUVER, British Columbia, July 22, 2020 (GLOBE NEWSWIRE) -- Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced its second quarter 2020 results, outlining how the company has taken action to protect its people and position for improved margins and future growth as the world comes through the COVID-19 pandemic.

“We remain focused on protecting our people and communities, while continuing to operate responsibly and safely to support the economic recovery in the wake of the pandemic,” said Don Lindsay, President and CEO. “We took steps during the quarter to further strengthen our financial position, reduce costs and position Teck to significantly improve margins towards the end of 2020 and early 2021 as we complete major capital projects.”

Highlights

All operations are currently producing with comprehensive COVID-19 prevention measures in place.
COVID-19 had a significant negative effect on prices and demand for our products and our financial results in Q2 2020.
Adjusted profit attributable to shareholders(1) (2) in Q2 2020 of $89 million or $0.17 per share.
Adjusted EBITDA(1) (2) in Q2 2020 of $485 million.
Completed Elkview Operations plant expansion, reducing steelmaking coal operating costs and improving margins while maintaining total production capacity.
QB2 construction activities gradually and safely ramping back up with over 3,000 people currently on site, 4,000 expected by the end of July and increasing to pre-suspension levels with a workforce of 8,000 by the end of October, as conditions allow.
Neptune Bulk Terminals upgrade project progressing in line with budget and schedule.
Achieved approximately $250 million in operating cost reductions and $430 million in capital cost reductions to date from expected spending contemplated at the end of June 2019.
Reduced near-term debt maturities and further strengthened liquidity by adding a US$1 billion revolving credit facility.
Issued updated guidance for 2020.
Named to the Best 50 Corporate Citizens in Canada ranking by Corporate Knights for the 14th consecutive year.

All dollar amounts expressed in this news release are in Canadian dollars unless otherwise noted.

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section of the second quarter management’s discussion and analysis dated July 22, 2020 for reconciliation.

Financial Summary Q2 2020

Reduced near-term debt maturities and enhanced already strong liquidity with the following measures:
Obtained a new US$1.0 billion unsecured two-year revolving credit facility;
Issued US$550 million of 10-year, 3.9% Notes;
Purchased US$268 million of 2021, 2022 and 2023 Notes; and
Paid down US$266 million of our US$4 billion revolving credit facility.

Liquidity of $6.9 billion, including $430 million of cash, as at July 22, 2020.

Financial Metrics (CAD$ in millions, except per share data)	Q2 2020	Q2 2019
Revenues	$1,720	$3,138
Gross profit before depreciation and amortization1 2	$453	$1,446
Gross profit	$139	$1,051
EBITDA1 2	$177	$827
Adjusted EBITDA1 2	$485	$1,264
Profit (loss) attributable to shareholders	$(149)	$231
Adjusted profit attributable to shareholders1 2	$89	$498
Basic earnings (loss) per share	$(0.28)	$0.41
Adjusted basic earnings per share1 2	$0.17	$0.88

1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section of the second quarter management’s discussion and analysis dated July 22, 2020 for reconciliation.

Key Updates

COVID-19 Impact on our Business

All of our mines are currently producing.

Economic impacts of the pandemic have reduced demand and prices for our products.

We continue to act to protect the safety and health of our employees, contractors and the communities in which we operate in accordance with guidance from governments and public health authorities.

We expensed $260 million in costs associated with COVID-19 in Q2 2020, of which $75 million were borrowing costs that would otherwise have been capitalized had QB2 construction not been suspended.

Steelmaking Coal Business Update

We continue to focus on increasing margins and not volumes in our steelmaking coal business.

Second quarter sales reached 5 million tonnes, higher than originally expected despite steelmakers cutting production quicker in response to COVID-19 than during the Global Financial Crisis in 2008-2009. Chinese steel production returned to pre COVID-19 levels during the quarter and established new average daily record highs in May and June.

We completed the major expansion of our Elkview Operations plant in Q2:

Increases Elkview’s annual capacity to 9 million tonnes from 7 million tonnes;
Replaces higher cost production and lower quality steelmaking coal from Cardinal River Operations while maintaining our overall steelmaking coal production capacity; and
Taking into account the lower costs and higher average price for Elkview products and assuming a US$150 per tonne coal price and a $1.38 CAD/U.S. dollar exchange rate, shifting production to an expanded Elkview Operations translates to an increase of approximately $160 million in annualized EBITDA.

Steelmaking coal adjusted site cost of sales(1) (2) increased in the second quarter to $68 per tonne with reduced production due to COVID-19. Adjusted site cost of sales are expected to decrease over the remainder of 2020 and we expect to end the year below $60 per tonne due to:

A declining strip ratio, as planned;
The Elkview plant expansion and the closure of our Cardinal River Operations; and
Benefits of our cost reduction and RACE21™ programs.

Quebrada Blanca Phase 2 (QB2) Update

●
To protect the health and safety of our employees and contractors and support Chilean efforts to limit transmission of COVID-19, we temporarily suspended construction activities at QB2 in March and project construction activities remain partially suspended.

●	Through Q2, we worked to ensure robust COVID-19 prevention protocols have been developed and implemented across the project.

●	We have completed extensive planning for ramping up construction in a staged fashion:

Field workforce was reduced to under 500 people in March following demobilization and since then has gradually increased to over 3,000 people focused on critical path activities and other construction works;
Planning to continue a gradual ramp up of the construction workforce over the next three months towards the pre-suspension workforce level with approximately 4,000 people on site by the end of July and approximately 8,000 people by the end of October, as conditions allow; and
Adding some additional camp space to ensure we can maintain necessary social distancing protocols to protect the health and safety of our construction workforce.

●	The impact of the suspension on costs and schedule will depend on the length of the suspension and ramp up period as follows:

In Q2, we expensed approximately $133 million of costs associated with the QB2 project suspension and $75 million of interest that would have otherwise been capitalized for the project;
As at the end of Q2 2020, we have expensed a total of $165 million due to the suspension (excluding interest);
During Q3, we expect to continue to expense some costs associated with the project suspension as well as interest that would otherwise have been capitalized;

Assuming the staged ramp-up proceeds through Q3 as currently planned, the aggregate estimated impact from the suspension including expensed costs is expected to be approximately US$260 to $290 million (excluding interest) with a schedule delay of approximately five to six months;
In addition, we expect to construct more camp space at an incremental cost of US$25 to $40 million that would not have been required absent COVID-19; and
If we are not able to ramp up through Q3 as per the current plan, each additional month of partial suspension impact would have an additional cost impact of approximately US$25 to $35 million, which would be expensed, and one month of additional schedule delay.

Notes:
1.	Non-GAAP Financial Measure. See “Use of Non-GAAP Financial Measures” section for further information.
2.	See “Use of Non-GAAP Financial Measures” section of the second quarter management’s discussion and analysis dated July 22, 2020 for reconciliation.

Neptune Bulk Terminals Upgrade Progress

The Neptune Bulk Terminal upgrade project will secure a long term, low cost and reliable supply chain solution for our steelmaking coal business unit. We continue to advance the project, and major equipment deliveries remain on track.

To date, COVID-19 related issues have not substantially impacted works on the critical path and the project remains in line with the previously announced capital estimate and schedule.

Terminal operations are suspended for five months beginning in May in order to improve productivity and safety at the terminal as we advance construction. Construction is progressing according to plan, with completion expected in Q1 2021. Production volumes have been adjusted due to the impact of COVID-19 on demand for steelmaking coal and to reflect lower port capacity.

Strong Financial Position

We have a strong financial position to weather the effects of the COVID-19 pandemic and we have taken steps to enhance it further during Q2 including:

Adding a two-year unsecured revolving credit facility for US$1.0 billion;
Issuing US$550 million of 10-year, senior unsecured notes, which bear interest at the rate of 3.9% per annum; and
Using the proceeds of the debt issuance to purchase US$268 million of 2021, 2022 and 2023 Notes and reduce drawings on our US$4 billion revolving credit facility.

We have US$3.8 billion available on our US$4 billion revolving credit facility as at July 22, 2020. This facility is committed to Q4 2024 and does not have any earnings or cash flow based financial covenants, does not include a credit rating trigger and does not include a general material adverse effect borrowing condition.

Since the launch of our cost reduction program at the beginning of Q4 2019, we have realized approximately $250 million in operating cost reductions and $430 million in capital cost reductions. These reductions are against our expected spending that was contemplated at the end of June 2019.

Guidance Update

We have issued updated guidance for the second half of 2020 (H2 2020) with revisions to reflect the continued uncertainty around the extent and duration of the impact of COVID-19 on demand and prices for our commodities. Summary guidance is outlined below and our usual guidance tables can be found on page 35 of Teck’s full second quarter results for 2020 at the link below.

We have changed the categories under which we present our capital expenditures guidance. Going forward, we will present capital expenditures as sustaining, growth or capitalized stripping. We will continue to report QB2 capital expenditures separately. Spending previously categorized as major enhancement capital is now primarily considered sustaining capital and new mine development is now included in growth capital. The Neptune Bulk Terminals upgrade and our RACE21™  innovation-driven business transformation program are considered growth capital.

We are nearing the end of the major capital deployment phase for the Neptune Bulk Terminals upgrade project (completion expected in Q1 2021).

2020 Guidance – Summary
Production Guidance – H2 2020
Steelmaking coal (million tonnes)	11 - 12
Copper (000’s tonnes)	145 – 160
Zinc (000’s tonnes)	315 – 345
Refined zinc (000’s tonnes)	155 – 165
Bitumen (million barrels)	3.4 – 4.4
Sales Guidance – Q3 2020
Steelmaking coal sales (million tonnes)	5.0 – 5.4
Red Dog zinc in concentrate sales (000’s tonnes)	160 – 180
Unit Cost Guidance – H2 2020
Steelmaking coal adjusted site cash cost of sales (CAD$/tonne)	$60 – 64
Steelmaking coal transportation costs (CAD$/tonne)	$39 – 42
Copper total cash unit costs (US$/lb.)	$1.45 – 1.55
Copper net cash unit costs (US$/lb.)	$1.20 – 1.30
Zinc total cash unit costs (US$/lb.)	$0.60 – 0.65
Zinc net cash unit costs (US$/lb.)	$0.40 – 0.50
Bitumen adjusted operating costs (CAD$/barrel)	$37 – 40

There is still uncertainty over the extent and duration of impacts that COVID-19 may have on demand and prices for our commodities, on our suppliers, customers and employees and on global financial markets. Accordingly, the ability for us to achieve the results provided in the guidance summary above depends on various factors, including the course of the COVID-19 pandemic and how it might affect us, our customers and our suppliers.

Click here to view Teck’s full second quarter results for 2020.

Use of Non-GAAP Financial Measures

Our financial results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. This document refers to a number of Non-GAAP Financial Measures which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS or Generally Accepted Accounting Principles (GAAP) in the United States. These Non-GAAP Financial Measures are discussed further, as well as defined and reconciled, as applicable, to the relevant IFRS measure in the “Use of Non-GAAP Financial Measures” section of the second quarter management’s discussion and analysis.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward- looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These statements speak only as of the date of this news release.

These forward-looking statements include, but are not limited to, statements concerning: our focus and strategy; anticipated global and regional supply, demand and market outlook for our commodities; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites; our ability to manage challenges presented by COVID-19; cost reduction program targets and timing of achieving those targets; expected adjusted site cost of sales in our steelmaking coal business unit; QB2 ramp-up plans and expectations; estimated impact of the construction suspension period at our QB2 project; expectations regarding the Neptune Bulk Terminals facility upgrade including benefits and timing of completion of the upgrade, the length of our planned suspension of operations at Neptune Bulk Terminals and the impact of that suspension; our expectations regarding the continued impact of costs associated with COVID-19 response measures on unit costs; estimated annualized EBITDA increase related to the Elkview Operations plant expansion; expectations regarding QB2 progress by year end and timing of peak construction; liquidity and availability of borrowings under our credit facilities and the QB2 project finance facility; and all guidance appearing in this document including but not limited to the production, sales, cost, unit cost, capital expenditure, cost reduction and other guidance under the heading “Guidance” and discussed in the various business unit sections.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, acts of foreign or domestic governments and the outcome of legal proceedings, the supply and demand for, deliveries of, and the level and volatility of prices of copper, coal, zinc and blended bitumen and our other metals and minerals, as well as oil, natural gas and other petroleum products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, including mine extensions; positive results from the studies on our expansion and development projects; our ability to secure adequate transportation, including rail, pipeline and port service, for our products our costs of production and our production and productivity levels, as well as those of our competitors, continuing availability of water and power resources for our operations, our ability to secure adequate transportation, pipeline and port services for our products; changes in credit market conditions and conditions in financial markets generally, the availability of funding to refinance our borrowings as they become due or to finance our development projects on reasonable terms; our ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the availability of qualified employees and contractors for our operations, including our new developments and our ability to attract and retain skilled employees; the satisfactory negotiation of collective agreements with unionized employees; the impact of changes in Canadian-U.S. dollar and other foreign exchange rates on our costs and results; engineering and construction timetables and capital costs for our development and expansion projects; the benefits of technology for our operations and development projects, including the impact of our RACE21™ program; costs of closure, and environmental compliance costs generally, of operations; market competition; the accuracy of our mineral reserve and resource estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based; tax benefits and tax rates; the outcome of our coal price and volume negotiations with customers; the outcome of our copper, zinc and lead concentrate treatment and refining charge negotiations with customers; curtailment measures on oil production taken by the Government of Alberta; the resolution of environmental and other proceedings or disputes; our ability to obtain, comply with and renew permits in a timely manner; and our ongoing relations with our employees and with our business and joint venture partners.

Assumptions regarding QB2 include current project assumptions and assumptions regarding the final feasibility study, as well as there being no material and negative impact to the various contractors, suppliers and subcontractors for the QB2 project relating to COVID-19 or otherwise that would impair their ability to provide goods and services as anticipated during the suspension period or ramp-up of construction activities. Our Guidance tables included in our second quarter management’s discussion and analysis include footnotes with further assumptions relating to our guidance. Assumptions regarding the benefits of the Neptune Bulk Terminals expansion include assumptions that the relevant project is constructed and operated in accordance with current expectations. Statements regarding the availability of our credit facilities and project financing facility are based on assumptions that we will be able to satisfy the conditions for borrowing at the time of a borrowing request and that the facilities are not otherwise terminated or accelerated due to an event of default. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in market demand for our products, changes in interest and currency exchange rates, acts of governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), union labour disputes, impact of COVID-19 protocols on labour intensive activities, political risk, social unrest, failure of customers or counterparties (including logistics suppliers) to perform their contractual obligations, changes in our credit ratings, unanticipated increases in costs to construct our development projects, difficulty in obtaining permits, inability to address concerns regarding permits of environmental impact assessments, and changes or further deterioration in general economic conditions. Certain operations and projects are not controlled by us; schedules and costs may be adjusted by our partners, and timing of spending and operation of the operation or project is not in our control. EBITDA improvements may be impacted by the effectiveness of our projects, actual commodity prices and sales volumes, among other matters.

The forward-looking statements in this news release and actual results will also be impacted by the effects of COVID-19 and related matters. The overall effects of COVID-19 related matters on our business and operations and projects will depend on how quickly our sites can safely return to normal operations, and on the duration of impacts on our suppliers, customers and markets for our products, all of which are unknown at this time. Returning to normal operating activities is highly dependent on the progression of the pandemic and the success of measures taken to prevent transmission, which will influence when health and government authorities remove various restrictions on business activities.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2019, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, the second quarter 2020 management’s discussion and analysis dated July 22, 2020, as well as subsequent filings that can also be found under our profile.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2020 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, July 23, 2020. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast will be archived at www.teck.com.

Reference:

Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis: 604.699.4621
Marcia Smith, Senior Vice President, Sustainability and External Affairs: 604.699.4616